3/3/03

03002480

UF 2-28-03

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8- 40685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Weller, Anderson & Co., Ltd.
FN: Weller, Anderson, Cheneviere & Co. Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk Street, Suite 715
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Fenner R. Weller, Jr. (713) 222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPAs, L.L.P.
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 800, Houston, Texas 77046
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ROOT KOCH
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
FEB. 5, 2006

Notary Public

Signature

General Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2002 and 2001, and the related statements of income and comprehensive income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 16, 2003

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 1,210,387	$ 1,434,571
Deposit with clearing organizations – cash	400,000	350,000
Receivable from brokers or dealers, and clearing organizations	15,414	21,605
Other current assets	6,701	6,561
TOTAL CURRENT ASSETS	1,632,502	1,812,737
PROPERTY AND EQUIPMENT		
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $79,098 and $68,970 at December 31, 2002 and 2001, respectively	21,780	25,919
OTHER ASSETS		
Marketable securities	43,000	72,100
TOTAL ASSETS	$ 1,697,282	$ 1,910,756
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 42,963	$ 170,258
Accrued expenses – other	-	666
TOTAL LIABILITIES	42,963	170,924
COMMITMENTS AND CONTINGENCIES	-	-
PARTNERS' CAPITAL		
General partner	1,434,899	1,331,455
Limited partners	219,420	408,377
TOTAL PARTNERS' CAPITAL	1,654,319	1,739,832
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,697,282	$ 1,910,756

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31, 2002	Year Ended December 31, 2001
REVENUE		
Commissions	$ 1,480,054	$ 1,692,990
Interest	25,743	44,186
Other revenue	3,106	40,498
TOTAL REVENUE	1,508,903	1,777,674
EXPENSES		
Salaries and benefits	830,136	1,000,963
Clearance fees	82,384	57,121
Communications	122,469	115,724
Occupancy and equipment expenses	53,730	47,214
Regulatory fees and expenses	8,557	6,067
Taxes – other	12,217	10,312
Other operating expenses	81,847	37,864
TOTAL EXPENSES	1,191,340	1,275,265
NET INCOME	317,563	502,409
OTHER COMPREHENSIVE INCOME		
Unrealized loss on securities	29,100	-
COMPREHENSIVE INCOME	$ 288,463	$ 502,409

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

	Year Ended December 31, 2002	Year Ended December 31, 2001
Balance at beginning of year	$ 1,739,832	$ 1,496,495
Net income	317,563	502,409
Distributions to partners	(373,976)	(259,072)
Unrealized loss on securities	(29,100)	-
Balance at end of year	$ 1,654,319	$ 1,739,832

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 317,563	$ 502,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	10,128	11,549
Changes in operating assets and liabilities:		
Receivable from brokers or dealers, and clearing organizations and other receivables	6,191	10,283
Other current assets	(140)	1,447
Accrued compensation	(127,295)	64,761
Accrued expenses – other	(666)	666
NET CASH PROVIDED BY OPERATING ACTIVITIES	205,781	591,115
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures for property and equipment	(5,989)	-
Increase in deposit with clearing organizations	(50,000)	(50,000)
NET CASH USED IN INVESTING ACTIVITIES	(55,989)	(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(373,976)	(259,072)
NET CASH USED IN FINANCING ACTIVITIES	(373,976)	(259,072)
NET INCREASE (DECREASE) IN CASH	(224,184)	282,043
CASH AT BEGINNING OF YEAR	1,434,571	1,152,528
CASH AT END OF YEAR	$ 1,210,387	$ 1,434,571

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President). The office of the Partnership is located at 811 Rusk Street, Suite 715, Houston, Texas.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc., and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(B) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease using the straight-line method.

Income Taxes: No provision for income taxes is recorded because partnership items of income and expense flow-through to the partners in accordance with the Internal Revenue Code.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Partnership had net capital of $1,582,838, which was $1,532,838 in excess of its minimum required net capital of $50,000.

NOTE C – PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2002 and 2001 of $373,976 and $259,072, respectively.

NOTE D – COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was $40,981 and $36,399 for 2002 and 2001, respectively. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,		
2003	$	38,400
2004		38,400
2005		38,400
2006		38,400
2007		16,000
	$	169,600

NOTE E – PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2002		December 31, 2001	
Furniture and office equipment	$	82,633	$	76,644
Leasehold improvements		18,245		18,245
		100,878		94,889
Less: accumulated depreciation and amortization		79,098		68,970
	$	21,780	$	25,919

Depreciation and amortization for the years ended December 31, 2002 and 2001 was $10,128 and $11,549, respectively.

NOTE F - INVESTMENTS

Investments consist of common stock in a public corporation, and are stated at fair market value. The Gross unrealized loss on available-for-sale securities is as follows:

	December 31, 2002			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Market Value
Available for sale securities:				
Common stock	$ 72,100	$ -	$ (29,100)	$ 43,000

At December 31, 2001, cost approximated fair market value.

NOTE G - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible loss is minimal.

NOTE H - MAJOR CUSTOMERS

For the years ended December 31, 2002 and 2001, commissions earned attributable to two and three customers, exceeded 48% and 68% of total commission revenue, respectively.

SUPPLEMENTARY INFORMATION

WELLER, ANDERSON & CO., LTD.
SCHEDULE I – CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL PARTNERS' CAPITAL		$ 1,654,319
Deductions for nonallowable assets:		
Property and equipment	21,780	
Other current assets	6,701	
Investments	43,000	71,481
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		1,582,838
Haircuts on securities		-
NET CAPITAL		$ 1,582,838
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accounts payable and accrued expenses		$ 42,963
TOTAL AGGREGATE INDEBTEDNESS		$ 42,963
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 2,864
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 50,000
EXCESS NET CAPITAL		$ 1,532,838
Ratio: aggregate indebtedness to net capital		2.71%

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2002.

See independent auditors' report.

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 16, 2003